MANULIFE FINANCIAL CORPORATION
THIRD QUARTER REPORT TO SHAREHOLDERS	3
FOR THE QUARTER ENDED SEPTEMBER 30, 2005

Financial Highlights

As at and for the three months ended September 30
(Canadian $ in millions unless otherwise stated and per share information, unaudited)	2005	2004	% Change

Net income	$747	$713	5
Less: net income attributed to participating policyholders	1	—	N/A

Net income attributed to shareholders	$746	$713	5
Preferred share dividends	(4)	—	N/A

Net income available to common shareholders	$742	$713	4

Premiums and deposits:
Life and health insurance premiums	$3,812	$3,847	(1)
Annuity and pension premiums	1,117	1,041	7
Segregated funds deposits	8,224	6,451	27
Mutual fund deposits	1,856	1,334	39
ASO premium equivalents	512	501	2
Other fund deposits	223	323	(31)

Total premiums and deposits	$15,744	$13,497	17

Funds under management:
General fund	$164,187	$174,347	(6)
Segregated funds	132,124	111,182	19
Mutual funds	33,829	33,395	1
Other funds	29,754	27,217	9

Total funds under management	$359,894	$346,141	4

Capitalization:
Long-term debt	$2,460	$3,067	(20)
Liabilities for preferred shares and capital instruments	1,916	1,967	(3)
Non-controlling interest in subsidiaries	200	271	(26)
Equity
Participating policyholders’ equity	165	145	14
Shareholders’ equity
Preferred shares	344	—	N/A
Common shares	14,485	14,714	(2)
Contributed surplus	92	111	(17)
Retained earnings and currency translation account	8,280	8,558	(3)

Total capital	$27,942	$28,833	(3)

Selected key performance measures:
Basic earnings per common share	$0.93	$0.88
Diluted earnings per common share	$0.92	$0.87
Return on common shareholders’ equity (annualized)	12.7%	12.0%
Book value per common share	$28.82	$28.78
Common shares outstanding (in millions)
End of period	793	813
Weighted average — basic	796	811
Weighted average — diluted	804	819
MFC 2005 Q3 Report     1

Message to Shareholders
Manulife Financial Corporation reported third quarter shareholders’ earnings of $746 million
Shareholders’ earnings totaled $879 million excluding unusual items
Manulife Financial Corporation reported shareholders’ net income of $746 million for the third quarter of 2005, an increase of five per cent over a year earlier. Over the same period, earnings per common share increased by six per cent to $0.93. Excluding a charge related to Hurricane Katrina and a gain on recognition of future tax assets in the Japan Division, shareholders’ net income would have been $879 million, a 23 per cent increase over one year ago, and earnings per share would have been $1.10, a 25 per cent increase over the third quarter of 2004.
Total premiums and deposits for the third quarter reached a record level of $15.7 billion, an increase of $2.2 billion above the third quarter of 2004 despite the $1.1 billion negative impact of currency exchange rates. Contributing to this result were exceptional wealth management sales, which increased by 24 per cent over last year, including record sales levels for U.S. variable annuities.
Included in the financial results for the third quarter of 2005 were charges associated with Hurricane Katrina amounting to $198 million (US$165 million), incurred in the Reinsurance Division, and a gain of $65 million due to the recognition of future tax assets in Japan, based on a review that confirmed our ability to utilize these assets.
The solid results reported in the third quarter reflect the benefits of diversification and scale. Despite the charges recorded for Hurricane Katrina, Manulife again reported strong sales and strong earnings. Sales levels were particularly robust across the wealth management businesses and in U.S. individual insurance operations.
The Company’s return on common shareholders’ equity was 12.7 per cent in the third quarter, up from 12.0 per cent a year ago. Excluding the charge associated with Hurricane Katrina and the gain on the recognition of future tax assets in Japan, return on common shareholders’ equity would have been 14.9 per cent.
Third quarter earnings benefited from solid investment results and good expense management partially offset by higher claims primarily due to Katrina and by the negative impact of currency movements. We remain on track to complete substantially all integration efforts by year-end and to achieve the targeted run-rate savings of US$325 million.
Operating Highlights
•	Manulife-Sinochem continued to expand its operations in China with the launch of its group insurance business and is among the first foreign joint ventures to offer group insurance in mainland China. Also, four new city licenses were received and we are now authorized to operate in eleven cities in China.

•	Manulife Financial’s Canadian Pension Operations was awarded the mandate for group retirement savings plans for Wal-Mart Canada. Manulife will become Wal-Mart Canada’s exclusive provider of Group Benefits and
2     MFC 2005 Q3 Report

Group Retirement Savings programs for its Associates. This mandate reinforces Manulife’s reputation in the large employer market.

•	MFC Global Investment Management (Japan) was granted a license to operate as an investment advisor in Japan allowing it to manage assets of pension clients and other third party institutions on a discretionary basis. As part of Manulife Financial worldwide, MFC Global Japan will bring global investment management expertise and world-class products to the institutional investment market in Japan.

•	Manulife Financial continued to develop and enhance its product line-up with new products and features introduced in a variety of markets:
➢	John Hancock launched Protection Variable Universal Life (VUL), a product that combines the opportunity for growth with affordable death benefit protection in one simple-to-understand policy. An innovative optional feature provides investment diversification through investment in a Lifestyle portfolio or via an asset allocation model.

➢	John Hancock Long-Term Care Insurance introduced ‘SimpleChoices,’ a package of long-term care insurance products designed to simplify the sales process for distributors and customers.

➢	Manulife Financial’s Canadian Pension Operations launched a new Group Retirement Income Plan product designed to let participants draw retirement income while continuing to have access to familiar investments and services.

➢	Manulife Japan introduced ‘ManuStep’ an innovative and advanced universal life insurance product designed to provide a balanced combination of current coverage and funds for retirement.

➢	In Vietnam, Manulife introduced an innovative education endowment package that provides a university education fund and comprehensive insurance protection for children.
Dominic D’Alessandro
President and Chief Executive Officer
MFC 2005 Q3 Report     3

Key Performance Measures
4     MFC 2005 Q3 Report

Management’s Discussion and Analysis
Net Income
Manulife Financial Corporation reported shareholders’ net income of $746 million for the third quarter ended September 30, 2005, an increase of five per cent from $713 million in 2004. Property and casualty reinsurance net losses related to Hurricane Katrina amounted to $198 million (US$165 million) and a gain on the recognition of future tax assets in Japan Division, based on a review that confirmed our ability to utilize these assets, amounted to $65 million. Excluding these two items, earnings would have been $879 million, an increase of 23 per cent, driven by favourable investment returns, growth in wealth management businesses, expense synergies, and the positive impact of equity markets. The stronger Canadian dollar negatively impacted earnings by $51 million and integration expenses reduced this quarter’s earnings by $17 million.
Year-to-date shareholders’ net income was $2,386 million, up 33 per cent from the $1,794 million reported in 2004.
Diluted Earnings per Share and Return on Common Shareholders’ Equity
The third quarter diluted earnings per common share of $0.92 grew by six per cent compared to $0.87 in 2004 and return on common shareholders’ equity for the three months ended September 30, 2005 was 12.7 per cent compared to 12.0 per cent in 2004. Excluding the impact of charges related to Hurricane Katrina and the Japan deferred tax asset recognition, diluted earnings per common share would have amounted to $1.09 and return on common shareholders’ equity would have been 14.9 per cent.
Premiums and Deposits
Premiums and deposits for the third quarter were $15.7 billion compared to $13.5 billion in 2004. The growth was driven by increased sales in the wealth management business lines, primarily the variable annuity and group retirement service businesses in the U.S. and the Individual Wealth Management business in Canada. These increases were partially offset by the $1.1 billion impact of a strengthening Canadian dollar.
Funds under Management
Funds under management increased to $359.9 billion as at September 30, 2005 compared to $346.1 billion as at September 30, 2004. The growth was driven by positive segregated fund net sales of $14.7 billion and market value appreciation, which were significantly offset by $5.0 billion of scheduled maturities of institutional annuities in Guaranteed and Structured Financial Products and the $25.9 billion negative impact of a strengthening Canadian dollar.
Capital
Total capital was $27.9 billion as at September 30, 2005 down slightly from $28.8 billion as at September 30, 2004. Net income in the past 12 months and the addition of $350 million of preferred shares issued on February 10, 2005 were more than offset by shareholder dividends over the last 12 months of $910 million, the repurchase of 25 million shares over the last 12 months for $1.4 billion and a $1.9 billion negative impact of a strengthening Canadian dollar.
Results of Operations By Divisions
U.S. Protection Division
U.S. Protection’s 2005 third quarter shareholders’ net income of $144 million increased by 29 per cent from the $112 million reported in the third quarter of 2004. On a U.S. dollar basis, earnings grew 38 per cent. This growth was driven by improved investment returns, including an increase in equity markets compared to a decline in equity markets for the same period last year, higher sales and merger related expense savings in the Individual Insurance business, and improved margins and claims experience in Long-Term Care. Earnings continued to benefit from favourable mortality gains in Individual Insurance, however, they were lower year over year compared to the excellent mortality experienced in 2004. The stronger Canadian dollar also negatively impacted earnings. Year-to-date shareholders’ net income was $436 million, up 37 per cent over 2004.
MFC 2005 Q3 Report     5

Premiums and deposits of $1.7 billion for the quarter were lower than the $1.8 billion reported in the third quarter of 2004 primarily due to the negative impact of a stronger Canadian dollar. On a U.S. dollar basis, premiums and deposits were consistent with prior year and have increased from previous quarters, reflecting the success of product enhancement initiatives and increased renewal premiums.
Funds under management of $56.5 billion were slightly lower than the $58.0 billion reported in 2004. On a U.S. dollar basis, funds under management increased by six per cent as the impact of business growth and equity market performance were partially offset by a large COLI surrender in the Closed Participating block in the third quarter of 2005.
U.S. Wealth Management Division
U.S. Wealth Management’s net income for the third quarter of 2005 was $163 million, up 37 per cent from the $119 million reported in the prior year. On a U.S. dollar basis, the increase was 49 per cent. Continued net sales growth in the variable annuity and John Hancock Retirement Plan Services (JHRPS) operations, the favourable impact of improved equity markets and good investment returns were the major drivers of the increase. Year-to-date, shareholders’ net income was $434 million, up 54 per cent over 2004.
Premiums and deposits for the quarter of $7.8 billion were $2.1 billion higher than the $5.7 billion reported in the third quarter of 2004. On a constant currency basis, the increase was 47 per cent. Leading the growth was the variable annuity business, with premium and deposit increases of 60 per cent, primarily attributable to the Principal Plus For Life product, which offers an enhanced withdrawal benefit. JHRPS’s premiums and deposits increased by 30 per cent, driven by the impact of new sales and higher recurring deposits from a growing block of business. Mutual funds deposits growth of 41 per cent and increased premiums in the fixed annuity business due to the sales in the bank channel also contributed to overall growth.
As at September 30, 2005, funds under management of $136.0 billion were nine per cent higher than the $125.0 billion balance reported a year ago. On a U.S. dollar basis, funds under management were up 18 per cent. The increase in funds under management was a result of continued strong net policyholder cash flows in the variable annuity and JHRPS businesses over the past 12 months and improved equity markets, partially offset by the negative impact of a strengthened Canadian dollar.
Guaranteed and Structured Financial Products Business Unit
The Guaranteed and Structured Financial Products business unit is part of the U.S. Wealth Management Division. For financial reporting, it is a separate segment. The business unit reported third quarter 2005 net income of $36 million compared to $73 million for the same period last year. This decrease was driven by the impact of unfavourable investment income partially caused by a decline in the value of private equity holdings. Year-to-date net income was $218 million, up from the $130 million reported for the five months ended September 30, 2004.
Premiums and deposits of $477 million were higher than the same period last year by 32 per cent, driven by a large institutional sale.
Funds under management of $36.4 billion were down 16 per cent from the prior year, as scheduled maturities have exceeded new sales volume over the past 12 months. Also contributing to the decrease was the impact of the weakened U.S. dollar.
Canadian Division
Canadian Division shareholders’ net income for the third quarter was $235 million, an increase of 42 per cent from the $165 million reported in the third quarter of 2004. Driving the increase were continued growth in the Individual Wealth Management business and favourable investment returns across the Division including the impact of equity market levels on segregated fund guarantee reserves. An increase in disability claims in Group Life and Health was offset by favourable disability claims experience in the Affinity business. Year-to-date shareholders’ net income was $610 million, an increase of 39 per cent over 2004.
Premiums and deposits for the quarter were $3.3 billion, up 12 per cent from the $3.0 billion reported for the same period last year. The Division’s increase in premiums and deposits was primarily due to significant growth in wealth management
6     MFC 2005 Q3 Report

segregated and mutual fund deposits. This increase was partially offset by lower premiums from fixed products due to a consumer preference for equity-based investments in the current low interest rate environment and the non-recurrence of a one-time premium that occurred last year.
Funds under management as at September 30, 2005 were $66.7 billion, an increase of $9.0 billion from the same time last year. This increase was largely in segregated and mutual fund assets and was attributable to positive client cash flows and investment gains as a result of improved equity markets. Additionally, Manulife Bank assets grew significantly over the prior year due to continued growth in its lending product sales.
Asia and Japan Division
The Asia and Japan Divisions were combined in June 2005. The combined Division’s shareholders’ net income of $213 million in the third quarter of 2005 was $85 million higher than for the same period last year. The release of $65 million of tax provisions in Japan was due to our updated expectation that we will be able to utilize these tax loss carry forwards and deferred tax timing differences. As well, the growth in the Japan variable annuity block and the Hong Kong wealth operations also contributed to this growth in earnings. Partially offsetting this increase was the impact of a stronger Canadian dollar. Year-to-date shareholders’ net income was $504 million, an increase of 37 per cent over 2004.
Premiums and deposits in the third quarter were $2.1 billion, a decrease of 10 per cent compared to the same quarter in 2004. Premium growth in the insurance businesses in Hong Kong and Singapore was offset by a reduction in the variable annuity sales in Japan. The third quarter of 2004 was an exceptional quarter for the Japan variable annuity sales with the launch of the distribution alliance with the Mitsubishi Tokyo Financial Group.
Funds under management increased by $3.5 billion to $30.0 billion as at September 30, 2005 compared to $26.5 billion as at September 30, 2004. The increase was attributable to net policyholder cash flows from variable annuity sales in Japan and the Individual Insurance and Wealth Management businesses in Hong Kong. This increase was partially offset by redemptions in Indonesia mutual funds resulting from a sharp increase in local interest rates during the quarter; the impact of maturities and surrenders on the declining block of policies acquired from Daihyaku; and the impact of a stronger Canadian dollar.
Reinsurance Division
Reinsurance Division reported a net loss of $151 million in the third quarter of 2005, a decrease of $215 million from the net income of $64 million reported in the third quarter of 2004.
The large loss in the quarter was due to Property and Casualty Reinsurance net losses of $198 million related to Hurricane Katrina ($165 million post-tax U.S. dollars). In addition, Life Reinsurance reported unfavourable claims results compared to very favourable claims experience in the third quarter of 2004. The stronger Canadian dollar also negatively impacted earnings. The year-to-date net loss was $79 million compared to net income of $165 million in 2004.
Premiums of $401 million were $105 million or 35 per cent higher than in the third quarter of 2004. The increase was largely due to Property and Casualty Reinsurance reinstatement premiums recorded on contracts impacted by Hurricane Katrina, partially offset by the unfavourable impact of the weakened U.S. dollar. On a U.S. dollar basis, Reinsurance Division reported an increase in premiums of 48 per cent in the quarter compared to the third quarter of 2004.
Corporate and Other Segment
The Corporate and Other segment is comprised of Investment Division’s external asset management business, earnings on excess capital, transfer of credit risk from operating divisions, integration expenses, changes in actuarial methods and assumptions and other non-operating events. The segment also includes the John Hancock Accident and Health operations, which are primarily contracts in dispute.
The Corporate and Other segment reported third quarter net income of $106 million, an increase of $54 million from the third quarter of 2004. This earnings growth was largely driven by strong investment results, increased fees on the Investment
MFC 2005 Q3 Report     7

Division’s external asset management business and lower expenses. Year-to-date net income was $263 million compared to $92 million reported in 2004.
Risk Management
The Company’s risk management practices and key risk factors are outlined on pages 66 to 74 of the 2004 Annual Report. The risk factors affecting the Company remain substantially unchanged, and the associated risk profile continues to be in compliance with the risk management policies approved by the Audit and Risk Management Committee of the Board of Directors.
Accounting Policies
The Company’s significant accounting policies are described in note 1 of the audited consolidated financial statements on pages 85 to 87 of the 2004 Annual Report. Certain of these policies are recognized as critical as they require the Company to make estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. The most significant estimation processes relate to the provisioning of asset impairment and the determination of actuarial liabilities as described on page 75 of the 2004 Annual Report.
There have not been any changes to the Company’s accounting policies in 2005, other than those described in note 2 of the unaudited interim consolidated financial statements. Changes in accounting policies in 2005 pertain to variable interest entities and financial instruments. These changes and their impact on results are consistent with the disclosure in note 2 of the audited consolidated financial statements in the 2004 Annual Report. Certain comparative amounts have been restated as a result of these changes.
Quarterly Dividend
On August 4, 2005, the Board of Directors declared a quarterly shareholders’ dividend of $0.30 per share on common shares. Dividends of $0.25625 and $0.29063 per share were also declared on the Company’s Non-cumulative Class A Shares Series 1 and Non-cumulative Class A Shares Series 2, respectively. These dividends were paid on September 19, 2005 to shareholders of record at the close of business on August 16, 2005.
Outstanding Shares
As at November 8, 2005, the Company had 792 million common shares outstanding.
The Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim summary consolidated financial statements of Manulife Financial Corporation (“Manulife”) as at and for the three and nine months ended September 30, 2005 and 2004 and the MD&A and audited consolidated financial statements contained in Manulife’s 2004 Annual Report. This MD&A is dated November 8, 2005.
Forward-Looking Statements
The MD&A includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts. The Company does not undertake to update any Forward-Looking statements.
8     MFC 2005 Q3 Report

Consolidated Statements of Operations

	For the three months		For the nine months
	ended September 30		ended September 30
(Canadian $ in millions except per share amounts, unaudited)	2005	2004	2005	2004

Revenue
Premium income	$4,929	$4,888	$13,783	$11,588
Net investment income	2,461	2,263	7,199	5,445
Other revenue	995	895	3,049	2,125

Total revenue	$8,385	$8,046	$24,031	$19,158

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$1,822	$1,432	$4,903	$3,351
Maturity and surrender benefits	3,230	2,675	8,207	5,973
Annuity payments	845	731	2,564	1,918
Policyholder dividends and experience rating refunds	377	404	1,147	950
Net transfers to segregated funds	92	83	315	391
Change in actuarial liabilities	(891)	(177)	(2,119)	(542)
General expenses	894	929	2,800	2,245
Commissions	815	719	2,300	1,880
Interest expense	194	189	588	440
Premium taxes	60	64	191	143
Non-controlling interest in subsidiaries	6	5	15	9

Total policy benefits and expenses	$7,444	$7,054	$20,911	$16,758

Income before income taxes	$941	$992	$3,120	$2,400
Income taxes	(194)	(279)	(729)	(610)

Net income	$747	$713	$2,391	$1,790

Net income (loss) attributed to participating policyholders	$1	$—	$5	$(4)

Net income attributed to shareholders	$746	$713	$2,386	$1,794
Preferred share dividends	(4)	—	(9)	—

Net income available to common shareholders	$742	$713	$2,377	$1,794

Weighted average number of common shares outstanding (in millions)	796	811	801	660

Weighted average number of diluted common shares outstanding (in millions)	804	819	808	666

Basic earnings per common share	$0.93	$0.88	$2.97	$2.72
Diluted earnings per common share	$0.92	$0.87	$2.94	$2.70
Certain comparative amounts have been restated. See note 2 of the interim consolidated financial statements.
The accompanying notes to consolidated financial statements are an integral part of these statements.
MFC 2005 Q3 Report     9

Consolidated Balance Sheets

As at	September 30	December 31	September 30
(Canadian $ in millions, unaudited)	2005	2004	2004

Assets
Invested assets
Bonds	$103,033	$106,073	$110,384
Mortgages	28,113	28,684	29,347
Stocks	9,061	8,344	7,544
Real estate	4,602	4,669	4,707
Policy loans	6,025	6,743	7,027
Cash and short-term investments	6,748	8,517	9,041
Bank loans	1,729	1,391	1,312
Other investments	4,876	4,721	4,985

Total invested assets	$164,187	$169,142	$174,347

Other assets
Accrued investment income	$1,883	$1,777	$2,225
Outstanding premiums	751	549	662
Goodwill	7,488	7,332	7,570
Intangible assets	1,746	1,806	1,904
Miscellaneous	3,260	3,640	3,861

Total other assets	$15,128	$15,104	$16,222

Total assets	$179,315	$184,246	$190,569

Segregated funds net assets	$132,124	$117,890	$111,182

(continued on next page)
10     MFC 2005 Q3 Report

Consolidated Balance Sheets (continued)

As at	September 30	December 31	September 30
(Canadian $ in millions, unaudited)	2005	2004	2004

Liabilities and Equity
Actuarial liabilities	$124,374	$130,608	$135,573
Benefits payable and provision for unreported claims	2,921	1,933	2,304
Policyholder amounts on deposit	4,667	4,869	4,975
Deferred realized net gains	4,327	3,667	3,508
Bank deposits	5,374	4,373	3,920
Consumer notes	2,912	2,881	2,908
Future income tax liability	1,088	980	860
Other liabilities	5,710	6,800	7,688

	$151,373	$156,111	$161,736
Long-term debt	2,460	2,948	3,067
Liabilities for preferred shares and capital instruments (note 6)	1,916	1,950	1,967
Non-controlling interest in subsidiaries (note 7)	200	136	271
Equity
Participating policyholders’ equity	165	150	145
Shareholders’ equity
Preferred shares	344	—	—
Common shares	14,485	14,646	14,714
Contributed surplus	92	102	111
Retained earnings and currency translation account	8,280	8,203	8,558

Total equity	$23,366	$23,101	$23,528

Total liabilities and equity	$179,315	$184,246	$190,569

Segregated funds net liabilities	$132,124	$117,890	$111,182

Certain comparative amounts have been restated. See note 2 of the interim consolidated financial statements.
The accompanying notes to consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro	Arthur R. Sawchuk
President and Chief Executive Officer	Chairman of the Board of Directors
MFC 2005 Q3 Report     11

Consolidated Statements of Equity

For the nine months ended September 30	Participating
(Canadian $ in millions, unaudited)	Policyholders	Shareholders	2005	2004

Preferred shares
Preferred shares issued	$—	$350	$350	$—
Issuance costs, net of tax	—	(6)	(6)	—

Balance, September 30	$—	$344	$344	$—

Common shares
Balance, January 1	$—	$14,646	$14,646	$599
Issued on exercise of stock options and deferred share units	—	185	185	676
Issued on acquisition of a subsidiary (note 3)	—	—	—	13,510
Purchase and cancellation	—	(346)	(346)	(71)

Balance, September 30	$—	$14,485	$14,485	$14,714

Contributed surplus
Balance, January 1	$—	$102	$102	$14
Exercise of stock options	—	(34)	(34)	(136)
Stock option expense	—	24	24	18
Issuance of options on acquisition of a subsidiary (note 3)	—	—	—	215

Balance, September 30	$—	$92	$92	$111

Retained earnings
Balance, January 1	$150	$10,418	$10,568	$8,974
Net income	5	2,386	2,391	1,790
Preferred share dividends	—	(9)	(9)	—
Common share dividends	—	(689)	(689)	(478)
Purchase and cancellation of common shares	—	(760)	(760)	(131)
Transfer of participating policyholders’ retained earnings from acquisition (note 3)	10	—	10	67

Balance, September 30	$165	$11,346	$11,511	$10,222

Currency translation account
Balance, January 1	$—	$(2,215)	$(2,215)	$(673)
Change during the period	—	(851)	(851)	(846)

Balance, September 30	$—	$(3,066)	$(3,066)	$(1,519)

Total retained earnings and currency translation account	$165	$8,280	$8,445	$8,703

Total equity	$165	$23,201	$23,366	$23,528

Certain comparative amounts have been restated. See note 2 of the interim consolidated financial statements.
The accompanying notes to consolidated financial statements are an integral part of these statements.
12     MFC 2005 Q3 Report

Consolidated Statements of Cash Flows

	For the three months ended		For the nine months ended
	September 30		September 30
(Canadian $ in millions, unaudited)	2005	2004	2005	2004

Operating activities
Net income	$747	$713	$2,391	$1,790
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding Guaranteed and Structured Financial Products	391	1,239	1,662	2,071
Amortization of net realized and unrealized gains on investments	(250)	(189)	(695)	(571)
Amortization of premium/discount and mark to market adjustments	28	170	332	326
Other amortization	34	28	113	62
Future income tax expense	77	210	476	446
Provisions on investments	39	75	117	36
Stock-based compensation expense	8	7	24	18
Non-controlling interest in subsidiaries	9	5	15	9

Net income adjusted for non-cash items	$1,083	$2,258	$4,435	$4,187
Changes in operating receivables and payables	651	(82)	458	(770)

Cash provided by operating activities	$1,734	$2,176	$4,893	$3,417

Investing activities
Purchases and mortgage advances	$(12,452)	$(11,415)	$(39,362)	$(34,586)
Disposals and repayments	12,171	11,048	37,837	33,381
Cash received from acquisition of business, net of cash paid	—	—	—	2,594

Cash (used in) provided by investing activities	$(281)	$(367)	$(1,525)	$1,389

Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$(48)	$(286)	$(414)	$(212)
Issue of long-term debt	—	117	25	117
Repayment of long-term debt	(12)	—	(394)	(85)
Net redemptions in Guaranteed and Structured Financial Products’ institutional products	(1,282)	(1,416)	(3,781)	(2,613)
Bank deposits, net	297	292	1,023	856
Consumer notes issued (redeemed), net	(49)	246	160	422
Sale of preferred shares of a subsidiary	—	—	—	62
Preferred share dividends	(4)	—	(9)	—
Common share dividends	(239)	(211)	(689)	(478)
Funds borrowed (repaid), net	67	(9)	(282)	238
Purchase and cancellation of common shares	(345)	(104)	(1,106)	(202)
Common shares issued on exercise of options	48	159	151	540
Preferred shares issued, net	—	—	344	—

Cash used in financing activities	$(1,567)	$(1,212)	$(4,972)	$(1,355)

(continued on next page)
MFC 2005 Q3 Report     13

Consolidated Statements of Cash Flows (continued)

	For the three months ended		For the nine months ended
	September 30		September 30
(Canadian $ in millions, unaudited)	2005	2004	2005	2004

Cash and short-term investments
(Decrease) increase during the period	$(114)	$597	$(1,604)	$3,451
Currency impact on cash and short-term investments	(276)	(293)	(215)	(249)
Balance, beginning of period	6,752	8,452	8,181	5,554

Balance, September 30	$6,362	$8,756	$6,362	$8,756

Cash and short-term investments
Beginning of period
Gross cash and short-term investments	$7,191	$8,841	$8,517	$5,877
Net payments in transit, included in other liabilities	(439)	(389)	(336)	(323)

Net cash and short-term investments, beginning of period	$6,752	$8,452	$8,181	$5,554

End of period
Gross cash and short-term investments	$6,748	$9,041	$6,748	$9,041
Net payments in transit, included in other liabilities	(386)	(285)	(386)	(285)

Net cash and short-term investments, September 30	$6,362	$8,756	$6,362	$8,756

Certain comparative amounts have been restated. See note 2 of the interim consolidated financial statements.
The accompanying notes to consolidated financial statements are an integral part of these statements.
14     MFC 2005 Q3 Report

Segregated Funds Consolidated Statements of Net Assets

As at	September 30	December 31	September 30
(Canadian $ in millions, unaudited)	2005	2004	2004

Investments, at market values
Cash and short-term investments	$2,384	$2,139	$2,232
Bonds	8,200	7,478	7,147
Stocks and mutual funds	119,709	106,304	99,846
Other investments	2,054	2,193	2,342
Accrued investment income	57	106	86
Other liabilities, net	(280)	(330)	(471)

Total segregated funds net assets	$132,124	$117,890	$111,182

Composition of segregated funds net assets:
Held by policyholders	$131,848	$117,570	$110,879
Held by the Company	276	320	303

Total segregated funds net assets	$132,124	$117,890	$111,182

Segregated Funds Consolidated Statements of Changes in Net Assets

	For the three months ended		For the nine months ended
	September 30		September 30
(Canadian $ in millions, unaudited)	2005	2004	2005	2004

Additions
Deposits from policyholders	$8,224	$6,451	$22,942	$18,627
Net realized and unrealized investment gains (losses)	4,587	(421)	5,486	1,559
Interest and dividends	941	330	2,227	1,265
Net transfers from general fund	92	83	315	391
Funds assumed on acquisition of a subsidiary (note 3)	—	—	395	31,020

Total additions	$13,844	$6,443	$31,365	$52,862

Deductions
Payments to policyholders	$3,913	$2,912	$10,901	$8,043
Management and administrative fees	506	468	1,481	1,107
Currency revaluation	6,031	5,731	4,749	3,994

Total deductions	$10,450	$9,111	$17,131	$13,144

Net additions (deductions) for the period	$3,394	$(2,668)	$14,234	$39,718
Segregated funds net assets, beginning of period	128,730	113,850	117,890	71,464

Segregated funds net assets, September 30	$132,124	$111,182	$132,124	$111,182

The accompanying notes to consolidated financial statements are an integral part of these statements.
MFC 2005 Q3 Report     15

Notes to the Summary Consolidated Financial Statements
(Canadian $ in millions unless otherwise stated, unaudited)
Note 1 Significant Accounting Policies
Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group.
These Summary Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), except that these unaudited financial statements do not include all of the disclosures required for annual financial statements. None of the accounting requirements of OSFI is an exception to accounting principles generally accepted in Canada. The significant accounting policies followed in the preparation of these interim Summary Consolidated Financial Statements are consistent with those found in the 2004 Annual Report, except as disclosed in note 2, and should be read in conjunction with the 2004 Annual Report.
Note 2 Changes in Accounting Policies and Newly Issued Accounting Pronouncements
a)	Consolidation of variable interest entities

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”), which was effective for MFC and its subsidiaries (the “Company”) on January 1, 2005. AcG15 sets out the application of consolidation principles to variable interest entities (“VIEs”) that are subject to consolidation on the basis of beneficial financial interest as opposed to ownership of voting interests. The Company has determined that no variable interest entity is required to be consolidated under the new guidance. The Company also determined that Manulife Financial Capital Trust (the “Trust”) is a VIE and that the Company is not the primary beneficial interest holder. As a result, the Trust, which issued the Manulife Financial Capital Securities (“MaCS”), has been deconsolidated and the senior debentures issued to the Trust have been reported in liabilities for preferred shares and capital instruments (see note 6). For the nine months ended September 30, 2005, this reclassification increased interest expense and decreased non-controlling interest in subsidiaries by $50(2004 – $50). Prior periods’ consolidated financial statements have been restated to be consistent with the new presentation. The MaCS, totaling $1,000, continue to form part of the Company’s Tier 1 regulatory capital.

b)	Financial instruments

In January 2004, the Accounting Standards Board approved a revision to CICA Handbook Section 3860, “Financial Instruments: Disclosure and Presentation,” that changes the accounting for certain obligations having characteristics of both a liability and equity. The amendments require MFC’s Class A Shares, Series 1 (“Series 1 Preferred Shares”) to be presented as a liability as they can be converted into a variable number of MFC common shares with the corresponding preferred share dividends reported in income as interest expense. The revision is effective for fiscal years beginning on or after November 1, 2004. As a result, the Company reclassified as a liability $344 of Series 1 Preferred Shares previously included in shareholders’ equity. For the nine months ended September 30, 2005, the reclassification of Series 1 Preferred Share dividends increased interest expense by $11 (2004 – $11). This change did not impact earnings per share or net income available to common shareholders because preferred share dividends are deducted from net income in determining those measures. Prior periods’ consolidated financial statements have been restated to be consistent with the new presentation.
16     MFC 2005 Q3 Report

Note 3 Business Combination with John Hancock Financial Services, Inc.
Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all of the outstanding common shares of JHF, that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC.
The purchase equation with respect to the JHF acquisition was adjusted and finalized during the second quarter of 2005 to reflect various items impacting goodwill. The adjustments have increased goodwill under Canadian GAAP by $407 to $7,848. The adjustments made to the goodwill are comprised of:
•	Refinement of policy liability valuation models;

•	Other refinement of fair values; and

•	Additional restructuring accruals.
Refinement of policy liability valuation models include refinements to models and the investment strategies reflected in those models, harmonization of assumptions and assumption changes as a result of further analysis of pre-acquisition experience. In addition, balance sheet reclassifications, which do not affect goodwill, relating to purchase accounting for leveraged lease assets and a product line now classified as a segregated fund, were made in the second quarter.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as at the date of acquisition and has been updated for the finalization of the purchase equation in the second quarter.

				Final
	As reported	Fair value	Classification	purchase
As at April 28, 2004	June 2004	adjustments	differences	equation

Assets
Invested assets	$106,647	$(189)	$(80)	$106,378
Intangible assets	2,041	—	—	2,041
Goodwill	7,441	407	—	7,848
Other assets	4,542	(36)	(395)	4,111

Total assets acquired	$120,671	$182	$(475)	$120,378

Liabilities
Policy-related liabilities	$95,850	$318	$(395)	$95,773
Restructuring costs accrued (note 4)	184	34	—	218
Other liabilities	10,500	(180)	(80)	10,240
Participating policyholders’ retained earnings	67	10	—	77

Total liabilities assumed	$106,601	$182	$(475)	$106,308

Net assets acquired	$14,070	$—	$—	$14,070

Segregated funds net assets acquired	$31,020	$—	$395	$31,415

Total Purchase Consideration
MFC common shares	$13,510			$13,510
Cash consideration for partial shares	15			15
Fair value of JHF stock options exchanged for MFC stock options	215			215
Carrying value of JHF common stock beneficially owned by MFC, prior to acquisition	296			296
Transaction costs, net of tax	34			34

Total	$14,070			$14,070

MFC 2005 Q3 Report     17

Note 4 Restructuring Costs
Following the acquisition of JHF on April 28, 2004, the Company developed a plan to restructure and integrate the operations of JHF with its consolidated subsidiaries. The Company expects the restructuring to be substantially completed by the end of 2005. Costs consist primarily of consolidation activities involving operations and systems, compensation costs and facilities. Accrued restructuring costs are included in other liabilities in the Consolidated Balance Sheets and restructuring charges are included in the Consolidated Statements of Operations.
Costs of $475 were originally expected to be incurred and included approximately $184 that was recognized as part of the purchase equation for the JHF acquisition and costs of $291 that would have been charged to income as incurred. As part of the finalization of the purchase equation, the total cost was adjusted to $509, consisting of approximately $218 that was recognized as part of the purchase equation and costs of $291 that will be charged to income as incurred.
Restructuring costs of $361 have been incurred since the acquisition of JHF. Of this amount, $106 was applied to the accrual established in the purchase equation, $139 ($90 after tax) was expensed in 2004 and $116 ($75 after tax) was expensed in the nine months ended September 30, 2005.
The following details the amount and status of restructuring costs:

										Balance as at
	Expected total cost			Amount utilized in 2004			Amount utilized in 2005			September 30, 2005
	Accrued	Expense
	on	as		Accrued	Expense		Accrued	Expense		Accrued	Expense
	acquisition	incurred		on	as		on	as		on	as
Type of cost	(revised)	(revised)	Total	acquisition	incurred	Total	acquisition	incurred	Total	acquisition	incurred	Total

Consolidation of operations and systems	$24	$253	$277	$6	$134	$140	$3	$98	$101	$15	$21	$36
Severance	96	21	117	29	3	32	27	9	36	40	9	49
Facilities	98	17	115	10	2	12	31	9	40	57	6	63

Total before currency	$218	$291	$509	$45	$139	$184	$61	$116	$177	$112	$36	$148
Change in foreign exchange rates										(21)	(17)	(38)

Total										$91	$19	$110

By geographic location
Canada	$56	$163	$219	$25	$70	$95	$18	$54	$72	$13	$39	$52
United States	157	121	278	18	67	85	42	61	103	97	(7)	90
Other	5	7	12	2	2	4	1	1	2	2	4	6

Total before currency	$218	$291	$509	$45	$139	$184	$61	$116	$177	$112	$36	$148
Change in foreign exchange rates										(21)	(17)	(38)

Total										$91	$19	$110

18     MFC 2005 Q3 Report

Note 5 Actuarial Liabilities
The net impact of changes in valuation methods and assumptions was a pre-tax increase in earnings of $24 for the nine months ended September 30, 2005 (nil for the three months ended September 30, 2005). This amount was reported in the Corporate and Other segment.
Changes include refinements to the valuation systems in the Japan, U.S. wealth management and Guaranteed and Structured Financial Products businesses, resulting in reductions in actuarial liabilities, offset by more conservative equity modeling assumptions and updates to mortality assumptions in Japan that increased actuarial liabilities. Actuarial liabilities were also increased for U.S. variable annuity guarantees to properly reflect the timing of fee income accruals on the balance sheet.
Note 6 Liabilities for Preferred Shares and Capital Instruments

	September 30	December 31	September 30
As at	2005	2004	2004

Preferred shares — Class A Shares, Series 1(1) (note 2)	$344	$344	$344
Senior debentures issued to Manulife
Financial Capital Trust (note 2)
6.7% debentures	940	940	940
7.0% debentures	60	60	60
Trust Preferred Securities(2)	572	606	623

Total	$1,916	$1,950	$1,967

(1)	See note 16 of the annual audited consolidated financial statements found in the 2004 Annual Report

(2)	See note 14 of the annual audited consolidated financial statements found in the 2004 Annual Report
The senior debentures issued to the Trust mature on December 31, 2051 with interest payable semi-annually on June 30 and December 31. With regulatory approval, upon certain tax or regulatory capital changes, or on December 31, 2006 and on any interest payment date thereafter, the Company may redeem the debentures for the amount of principal, unpaid interest and, if applicable, a premium calculated with reference to the Government of Canada yield.
At the option of the Trust, the 7.0% debentures are convertible into MLI Class A Shares Series 2 and the 6.7% debentures are convertible into MLI Class A Shares Series 4. Under certain circumstances, the 7.0% debentures will be automatically converted into MLI Class A Shares Series 3 and the 6.7% debentures will be automatically converted into MLI Class A Shares Series 5.
Note 7 Non-Controlling Interest in Subsidiaries

	September 30	December 31	September 30
As at	2005	2004	2004

Non-controlling interest in common equity of subsidiaries	$107	$43	$42
Preferred shares issued by MLI — MLI Class A, Series 6	93	93	—
Preferred shares issued by The Maritime Life Assurance Company (“MLAC”)	—	—	229

Total	$200	$136	$271

MLI’s Class A, Series 6 Preferred Shares are non-voting, bear non-cumulative dividends and are redeemable at the election of MLI at $26.00 per share on or after December 31, 2007, or $25.75 per share on or after December 31, 2008, or $25.50 per share on or after December 31, 2009, or $25.25 per share on or after December 31, 2010, or $25.00 per share on or after December 31, 2011.
MFC 2005 Q3 Report     19

MLAC First Preferred Shares, Series A (“Series A Shares”) with a carrying value of $35 as at September 30, 2004, were redeemable by MLAC, non-voting and bore cumulative dividends. All of the outstanding Series A Shares were redeemed on October 15, 2004. MLAC Second Preferred Shares, Series 1 (“Series 1 Shares”) with a carrying value of $97 as at September 30, 2004, were redeemable by MLAC, non-voting and bore non-cumulative dividends. All of the outstanding Series 1 Shares were redeemed on December 31, 2004. MLAC Second Preferred Shares, Series 3 (“Series 3 Shares”) with a carrying value of $97 as at September 30, 2004, were redeemable by MLAC, non-voting and bore non-cumulative dividends. On October 20, 2004, MLI completed an offer made to holders of MLAC’s Series 3 Shares to exchange each Series 3 Share for one MLI Class A, Series 6 Preferred Share.
Note 8 Share Capital
a)	Preferred shares

On February 10, 2005, MFC issued 14 million Class A Shares, Series 2 (“Series 2 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 2 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65% per Series 2 Preferred Share. With regulatory approval, the Series 2 Preferred Shares may be redeemed by MFC on or after March 19, 2010, in whole or in part, at declining premiums that range from $1.00 to nil per Series 2 Preferred Share, by payment of cash.

b)	Common shares

On November 4, 2004, the Toronto Stock Exchange (the “Exchange”) accepted the Company’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2004. For the nine months ended September 30, 2005, MFC purchased and subsequently cancelled 19 million of its common shares at a cost of $1,106. As at September 30, 2005, 25 million common shares were purchased pursuant to this bid at a total cost of $1,412.

All transactions under the normal course issuer bid were and will be executed on the Exchange at prevailing market prices (or, with the Exchange’s approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

As at September 30, 2005, there were 20 million outstanding stock options and deferred share units (2004 – 24 million).

Number of Common Shares (in millions)	2005	2004

Balance, January 1	808	463
Issued on acquisition of subsidiary (note 3)	—	342
Issued on exercise of stock options and deferred share units	4	14
Normal course issuer bids — purchase for cancellation	(19)	(4)
Demutualization adjustment — cancellation	—	(2)

Balance, September 30	793	813

Note 9 Employee Future Benefits
The Company maintains a number of pension and benefit plans for its eligible employees and agents. Information about the Company’s benefit plans, in aggregate, is as follows:

				Other
	Pension benefits		employee benefits
For the three months ended September 30	2005	2004	2005	2004

Defined benefit plan expense	$7	$7	$8	$10
Defined contribution plan expense	6	5	—	—

Total	$13	$12	$8	$10

20     MFC 2005 Q3 Report

			Other
	Pension benefits		employee benefits
For the nine months ended September 30	2005	2004	2005	2004

Defined benefit plan expense	$18	$27	$25	$21
Defined contribution plan expense	19	14	—	—

Total	$37	$41	$25	$21

Note 10 Variable Interest Entities
The Company has relationships with various types of special purpose entities and other entities, some of which are variable interest entities (“VIEs”), as defined by AcG 15 (see note 2 a). Most of these relationships date from the acquisition of JHF in April 2004. Presented below are discussions of the Company’s significant relationships with VIEs, including certain summarized financial information and conclusions about whether the Company should consolidate any VIE.
Any additional liabilities recognized as a result of consolidating any VIE with which the Company is involved would not represent additional claims on the general fund assets of the Company; rather, they would represent claims against additional assets recognized by the Company as a result of consolidating the VIE. These additional liabilities would be non-recourse to the general fund assets of the Company. Conversely, additional assets recognized as a result of consolidating a VIE would not represent additional assets which the Company could use to satisfy claims against its general fund assets, rather they would be used only to settle additional liabilities recognized as a result of consolidating a VIE.
Collateralized Debt Obligation Funds
The Company acts as an investment manager to certain asset backed investment vehicles, commonly known as collateralized debt obligation funds (“CDOs”). The Company also invests in the debt and/or equity of these CDOs, and in the debt and/or equity of CDOs managed by others. CDOs raise capital by issuing debt and equity securities, and use this capital to invest in portfolios of interest bearing securities. The returns from a CDO’s portfolio of investments are used by the CDO to finance its operations including paying interest on its debt and paying advisory fees and other expenses. Any net income or net loss is shared by the CDO’s equity owners and, in certain circumstances where the Company manages the CDO, positive investment experience is shared by the Company through variable performance management fees. Any net losses in excess of the CDO equity are borne by the debt owners in ascending order of subordination. Owners of securities issued by CDOs that are managed by the Company have no recourse to the Company’s assets in the event of default by the CDO. The Company’s risk of loss from any CDO that it manages, or in which it invests, is limited to its investment in the CDO.
In accordance with AcG 15, the Company is required to consolidate a CDO that is deemed to be a VIE, but only if the Company is deemed to be the primary beneficiary of the CDO. For those CDOs that are not deemed to be VIEs, the Company determines its consolidation status by considering the control relationships among the equity owners of the CDOs. However, the Company has determined that most of the CDOs it manages are VIEs. The Company has also determined that it is not the primary beneficiary of, nor does it otherwise have a controlling financial interest in any of these CDOs. Therefore, the Company does not use consolidation accounting for any of the CDOs that it manages.
The Company believes that its relationships with its managed CDOs are collectively significant, and accordingly provides, in the tables below, summary financial data for all these CDOs, including information relating to the Company’s maximum exposure to loss as a result of its relationships with them. The Company has determined that it is not the primary beneficiary of any CDO in which it invests and does not manage and thus will not be required to consolidate any of them. In addition, as its relationships with these non-Company-managed CDOs are not collectively significant, the Company does not disclose any related data. Credit ratings are provided by nationally recognized credit rating agencies, and relate to the debt issued by the CDOs in which the Company has invested.
MFC 2005 Q3 Report   21

Total size of Company-managed CDOs

	September 30	December 31	September 30
As at	2005	2004	2004

Total assets	$6,382	$4,545	$4,302

Total debt	$6,206	$4,463	$4,296
Total other liabilities	28	11	7

Total liabilities	$6,234	$4,474	$4,303
Total equity	148	71	(1)

Total liabilities and equity	$6,382	$4,545	$4,302

Maximum exposure of the Company to losses from Company-managed CDOs

	September 30		December 31		September 30
As at	2005		2004		2004

	$	%	$	%	$	%

Investment in tranches of Company-managed CDOs, by credit rating (Moody’s/Standard & Poors)
Aaa/AAA	$102	48	$193	61	$205	57
Aa1/AA+	62	30	76	24	93	26
Baa2/BBB	—	—	—	—	—	—
B2	8	4	9	3	10	3
B3/B-	—	—	—	—	—	—
Caa1/CCC+	13	6	13	4	17	5
Not rated (equity)	26	12	25	8	33	9

Total Company exposure	$211	100	$316	100	$358	100

Low-Income Housing Properties
The Company has generated income tax benefits in the United States by investing in apartment properties (the “Properties”) that qualify for low-income housing and/or historic tax credits. Investments in these properties are primarily through limited partnership real estate investment funds, some of which are direct investments in Properties and others are consolidated into the Company’s financial statements. The Properties are organized as limited partnerships or limited liability companies each having a managing general partner or a managing member. The Company is usually the sole limited partner or investor member in each Property; it is not the general partner or managing member in any Property.
The Properties typically raise additional capital by qualifying for long-term debt, which at times is guaranteed or otherwise subsidized by United States federal or state agencies, or by Fannie Mae. In certain cases, the Company invests in the mortgages of the Properties. The Company’s maximum loss in relation to the Properties is limited to its equity investment in the Properties, future equity commitments made, and where the Company is the mortgagor, the outstanding balance of the mortgages originated for the Properties, and outstanding mortgage commitments to the Properties. The Company receives United States Federal income tax credits in recognition of its investment in each of the Properties for a period of 10 years. In some cases, the Company receives distributions from the Properties, which are based on a portion of the Property cash flows.
The Company has determined that it is not the primary beneficiary of any Property, and accordingly, the Company does not use consolidation accounting for any of them. The Company believes that its relationships with these Properties are collectively significant, and therefore provides summary financial data for the Properties, and data relating to the Company’s maximum exposure to loss as a result of its relationships with them in the following table.
22  MFC 2005 Q3 Report

Total size of the Properties (1)

	September 30	December 31	September 30
As at	2005	2004	2004

Total assets	$1,503	$1,482	$1,556

Total debt	$929	$903	$928
Total other liabilities	106	137	168

Total liabilities	$1,035	$1,040	$1,096
Total equity	468	442	460

Total liabilities and equity	$1,503	$1,482	$1,556

(1)	Property level data reported above is reported with up to three-month delays due to the delayed availability of financial statements of the Properties.
Maximum exposure of the Company to losses from the Properties

	September 30	December 31	September 30
As at	2005	2004	2004

Equity investment in the Properties(1)	$414	$408	$416
Outstanding equity capital commitments to the Properties	64	109	105
Carrying value of mortgages for the Properties	77	81	85
Outstanding mortgage commitments to the Properties	1	1	1

Total Company exposure	$556	$599	$607

(1)	Equity investment in the Properties above is reported with up to three-month delays due to the delayed availability of financial statements of the Properties.
Other Entities
The Company has investment relationships with a disparate group of entities (“Other Entities”), which result from the Company’s direct investment in their debt and/or equity. This category includes energy investment partnerships, investment funds organized as limited partnerships, and businesses that have undergone debt restructurings and reorganizations. The Company has determined that for each of these Other Entities that are VIEs, the Company is not the primary beneficiary, and therefore should not use consolidation accounting for these investments. With the exception of the Company’s involvement with ArcLight Energy Partners Fund I, L.P. (“ArcLight”) and Manulife Financial Capital Trust (the “Trust”), the Company believes that its relationships with the Other Entities are not significant, and accordingly does not provide any summary financial data including data relating to the Company’s maximum exposure to loss as a result of its relationships with Other Entities. These potential losses are generally limited to amounts invested, which are included on the Company’s Consolidated Balance Sheets in the appropriate investment categories.
ArcLight, a private equity fund that was acquired as part of the acquisition of JHF, invests in the electric power, utility and energy industry sectors. The Company is a limited partner investor — owning approximately 55% of ArcLight’s partners’ capital as at September 30, 2005, December 31, 2004 and September 30, 2004. The Company’s potential losses in relation to ArcLight are limited to its investment in ArcLight. As at June 30, 2005, ArcLight had total assets of $929, liabilities of $19, and partners’ capital of $910. As at December 31, 2004, ArcLight had total assets of $981, liabilities of $2, and partners’ capital of $979. As at September 30, 2004, ArcLight had total assets of $1,043, liabilities of $1, and partners’ capital of $1,042. Due to delayed availability of ArcLight’s financial statements, balance sheet data for ArcLight as at September 30, 2005 was not available. The Company has determined that it is not the primary beneficiary of this entity and accordingly, does not consolidate it.
The Trust, a wholly owned open-end trust, is deemed to be a VIE but because the Company is not the primary beneficiary, the Trust has been deconsolidated. See note 2 of these interim consolidated financial statements. Securities issued by the Trust (“MaCS”) are, at the option of their holders, exchangeable into newly issued Class A Shares Series 2 or Class A Shares Series 4 of MLI. Under certain circumstances and without the consent of the holders, the MaCS will be automatically exchanged into
MFC 2005 Q3 Report   23

MLI Class A Shares Series 3 or MLI Class A Shares Series 5. The exchange of the MaCS will be effected through the conversion by the Trust of the corresponding principal amount of debentures issued by the Company, which corresponds to the series of the MaCS being exchanged, into Class A Shares of MLI.
Note 11 Contingencies
a)	Proceeds

The terms of the April 2, 2001 purchase of the Daihyaku Mutual Life Insurance Company’s (“Daihyaku”) closed block of business in Japan, included a contingent receivable related to the proceeds from the wind-up of the insolvent estate of Daihyaku. The Company’s entitlement was set out in agreements with the administrators of Daihyaku. On March 29, 2005, the Company received the contingent receivable of $89 ($57 after tax). This amount has been recorded in other revenue in the Corporate and Other segment.

b)	Accident reinsurance disputes

The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed 95% of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and has provided adequately for the exposure.

c)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment advisor, employer and taxpayer. In addition, government and regulatory bodies in Canada and the United States regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.
Note 12 Segmented Information
The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan. MFC also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.
The Company’s reporting segments are U.S. Protection, U.S. Wealth Management and Guaranteed & Structured Financial Products (“G&SFP”), which combine to form the U.S. Division, as well as the Canadian, Asia and Japan, and Reinsurance Divisions. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market. In the second quarter, the Company’s Asia Division and Japan Division were combined to become the Asia and Japan Division. Information for prior periods have been restated accordingly. In the third quarter, the U.S. Protection, U.S. Wealth Management and G&SFP businesses were combined to become the U.S. Division.
Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments on a risk-based methodology. The income statement impact of changes in actuarial methods and assumptions (note 5) is reported in the Corporate and Other segment.
The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its business pertains.
24   MFC 2005 Q3 Report

By segment					Asia and
For the three months	U.S.	U.S. Wealth		Canadian	Japan	Reinsurance	Corporate
ended September 30, 2005	Protection	Management	G&SFP	Division	Division	Division	& Other	Total

Revenue
Premium income
Life and health insurance	$1,368	$—	$—	$1,285	$758	$401	$—	$3,812
Annuities and pensions	—	767	230	100	20	—	—	1,117

Total premium income	$1,368	$767	$230	$1,385	$778	$401	$—	$4,929
Net investment income	670	278	444	732	179	46	112	2,461
Other revenue	146	478	4	169	78	6	114	995

Total revenue	$2,184	$1,523	$678	$2,286	$1,035	$453	$226	$8,385

Interest expense	$6	$3	$41	$45	$11	$—	$88	$194

Income (loss) before income taxes	$215	$236	$45	$315	$185	$(179)	$124	$941
Income taxes	(71)	(73)	(9)	(82)	31	28	(18)	(194)

Net income (loss)	$144	$163	$36	$233	$216	$(151)	$106	$747

Segregated funds deposits	$312	$5,385	$247	$1,153	$1,127	$—	$—	$8,224

Goodwill
Balance, beginning of period	$2,838	$2,155	$—	$2,051	$545	$82	$115	$7,786
Change in foreign exchange rates	(145)	(110)	—	—	(37)	(4)	(2)	(298)

Balance, September 30	$2,693	$2,045	$—	$2,051	$508	$78	$113	$7,488

As at September 30, 2005
Actuarial liabilities	$38,642	$17,769	$26,132	$29,455	$11,412	$984	$(20)	$124,374

Total assets	$49,684	$23,041	$32,006	$44,017	$16,765	$3,269	$10,533	$179,315

Segregated funds net assets	$11,066	$80,364	$5,058	$22,660	$10,754	$—	$2,222	$132,124

By geographic location			Asia and
For the three months ended September 30, 2005	United States	Canada	Japan	Other	Total

Revenue
Premium income
Life and health insurance	$1,458	$1,293	$758	$303	$3,812
Annuities and pensions	997	100	20	—	1,117

Total premium income	$2,455	$1,393	$778	$303	$4,929
Net investment income	1,395	878	179	9	2,461
Other revenue	724	184	80	7	995

Total revenue	$4,574	$2,455	$1,037	$319	$8,385

MFC 2005 Q3 Report   25

By segment					Asia and
For the three months	U.S.	U.S. Wealth		Canadian	Japan	Reinsurance	Corporate
ended September 30, 2004	Protection	Management	G&SFP	Division	Division	Division	& Other	Total

Revenue
Premium income
Life and health insurance	$1,486	$—	$—	$1,334	$731	$296	$—	$3,847
Annuities and pensions	—	374	360	290	17	—	—	1,041

Total premium income	$1,486	$374	$360	$1,624	$748	$296	$—	$4,888
Net investment income	692	293	474	561	146	45	52	2,263
Other revenue	155	406	6	136	55	8	129	895

Total revenue	$2,333	$1,073	$840	$2,321	$949	$349	$181	$8,046

Interest expense	$6	$1	$39	$33	$10	$1	$99	$189

Income before income taxes	$172	$166	$108	$220	$153	$89	$84	$992
Income taxes	(60)	(47)	(35)	(58)	(22)	(25)	(32)	(279)

Net income	$112	$119	$73	$162	$131	$64	$52	$713

Segregated funds deposits	$337	$4,100	$1	$667	$1,338	$—	$8	$6,451

Goodwill
Balance, beginning of period	$3,070	$2,152	$—	$1,888	$593	$87	$126	$7,916
Change in foreign exchange rates	(175)	(122)	—	—	(37)	(5)	(7)	(346)

Balance, September 30	$2,895	$2,030	$—	$1,888	$556	$82	$119	$7,570

As at September 30, 2004
Actuarial liabilities	$40,764	$19,845	$33,438	$28,321	$11,973	$865	$367	$135,573

Total assets	$52,131	$24,914	$39,227	$40,463	$17,070	$3,261	$13,503	$190,569

Segregated funds net assets	$10,612	$67,880	$5,324	$18,023	$6,742	$—	$2,601	$111,182

By geographic location			Asia and
For the three months ended September 30, 2004	United States	Canada	Japan	Other	Total

Revenue
Premium income
Life and health insurance	$1,602	$1,345	$731	$169	$3,847
Annuities and pensions	734	290	17	—	1,041

Total premium income	$2,336	$1,635	$748	$169	$4,888
Net investment income	1,442	666	146	9	2,263
Other revenue	678	152	58	7	895

Total revenue	$4,456	$2,453	$952	$185	$8,046

26  MFC 2005 Q3 Report

By segment					Asia and
For the nine months	U.S.	U.S. Wealth		Canadian	Japan	Reinsurance	Corporate
ended September 30, 2005	Protection	Management	G&SFP	Division	Division	Division	& Other	Total

Revenue
Premium income
Life and health insurance	$3,935	$—	$—	$3,883	$2,162	$968	$—	$10,948
Annuities and pensions	—	1,543	817	421	54	—	—	2,835

Total premium income	$3,935	$1,543	$817	$4,304	$2,216	$968	$—	$13,783
Net investment income	2,094	842	1,370	2,008	508	138	239	7,199
Other revenue	448	1,385	15	482	226	21	472	3,049

Total revenue	$6,477	$3,770	$2,202	$6,794	$2,950	$1,127	$711	$24,031

Interest expense	$19	$7	$124	$125	$33	$1	$279	$588

Income (loss) before income taxes	$653	$610	$304	$788	$522	$(71)	$314	$3,120
Income taxes	(217)	(176)	(86)	(185)	(6)	(8)	(51)	(729)

Net income (loss)	$436	$434	$218	$603	$516	$(79)	$263	$2,391

Segregated funds deposits	$969	$14,528	$355	$3,388	$3,700	$—	$2	$22,942

Goodwill
Balance, beginning of period	$2,756	$1,934	$—	$1,888	$563	$78	$113	$7,332
Purchase equation adjustment(note 3)	35	208	—	163	(2)	3	—	407
Change in foreign exchange rates	(98)	(97)	—	—	(53)	(3)	—	(251)

Balance, September 30	$2,693	$2,045	$—	$2,051	$508	$78	$113	$7,488

By geographic location			Asia and
For the nine months ended September 30, 2005	United States	Canada	Japan	Other	Total

Revenue
Premium income
Life and health insurance	$4,198	$3,917	$2,162	$671	$10,948
Annuities and pensions	2,360	421	54	—	2,835

Total premium income	$6,558	$4,338	$2,216	$671	$13,783
Net investment income	4,348	2,314	508	29	7,199
Other revenue	2,158	546	323	22	3,049

Total revenue	$13,064	$7,198	$3,047	$722	$24,031

MFC 2005 Q3 Report   27

By segment					Asia and
For the nine months	U.S.	U.S. Wealth		Canadian	Japan	Reinsurance	Corporate
ended September 30, 2004	Protection	Management	G&SFP	Division	Division	Division	& Other	Total

Revenue
Premium income
Life and health insurance	$3,262	$—	$—	$3,114	$2,125	$719	$—	$9,220
Annuities and pensions	—	989	676	643	60	—	—	2,368

Total premium income	$3,262	$989	$676	$3,757	$2,185	$719	$—	$11,588
Net investment income	1,629	647	825	1,587	436	136	185	5,445
Other revenue	300	1,060	11	340	161	26	227	2,125

Total revenue	$5,191	$2,696	$1,512	$5,684	$2,782	$881	$412	$19,158

Interest expense	$14	$3	$62	$82	$33	$2	$244	$440

Income before income taxes	$478	$387	$182	$571	$433	$223	$126	$2,400
Income taxes	(160)	(106)	(52)	(139)	(61)	(58)	(34)	(610)

Net income	$318	$281	$130	$432	$372	$165	$92	$1,790

Segregated funds deposits	$734	$13,001	$1	$2,194	$2,582	$—	$115	$18,627

Goodwill
Balance, beginning of period	$—	$67	$—	$72	$450	$—	$—	$589
JHF acquisition	3,139	2,130	—	1,816	138	89	129	7,441
Change in foreign exchange rates	(244)	(167)	—	—	(32)	(7)	(10)	(460)

Balance, September 30	$2,895	$2,030	$—	$1,888	$556	$82	$119	$7,570

By geographic location			Asia and
For the nine months ended September 30, 2004	United States	Canada	Japan	Other	Total

Revenue
Premium income
Life and health insurance	$3,570	$3,156	$2,125	$369	$9,220
Annuities and pensions	1,665	643	60	—	2,368

Total premium income	$5,235	$3,799	$2,185	$369	$11,588
Net investment income	3,080	1,904	436	25	5,445
Other revenue	1,556	373	169	27	2,125

Total revenue	$9,871	$6,076	$2,790	$421	$19,158

28  MFC 2005 Q3 Report

Note 13 Material Differences Between Canadian and United States Generally Accepted Accounting Principles
The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from U.S. GAAP. The material differences between U.S. and Canadian GAAP for a life insurance company relate to the treatment of invested assets, deferred acquisition costs and actuarial liabilities. Generally, these differences will result in materially different earnings emergence patterns between statements of operations prepared in accordance with U.S. GAAP as compared to statements of operations prepared in accordance with Canadian GAAP.
a) Condensed Consolidated Balance Sheets

		September 30		December 31		September 30
As at		2005		2004		2004
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Assets
Bonds	$108,439	$103,033	$110,703	$106,073	$114,340	$110,384
Mortgages	28,082	28,113	28,699	28,684	29,362	29,347
Stocks	12,614	9,061	10,426	8,344	8,317	7,544
Real estate	3,513	4,602	3,671	4,669	3,712	4,707
Policy loans	6,025	6,025	6,743	6,743	7,027	7,027
Cash and short-term investments	6,796	6,748	8,559	8,517	9,106	9,041
Bank loans	1,729	1,729	1,391	1,391	1,312	1,312
Other investments	4,784	4,876	4,851	4,721	4,608	4,985

Total invested assets	$171,982	$164,187	$175,043	$169,142	$177,784	$174,347

Other assets

Accrued investment income	$1,883	$1,883	$1,777	$1,777	$2,225	$2,225
Outstanding premiums	751	751	549	549	662	662
Deferred acquisition costs	9,418	—	8,196	—	7,922	—
Reinsurance deposits and amounts recoverable	3,639	—	3,845	—	4,517	—
Goodwill	6,464	7,488	6,070	7,332	6,243	7,570
Intangible assets	1,746	1,746	1,806	1,806	1,904	1,904
Value of business acquired	4,348	—	4,757	—	5,008	—
Miscellaneous	5,269	3,260	5,345	3,640	4,577	3,861

Total other assets	$33,518	$15,128	$32,345	$15,104	$33,058	$16,222

	$205,500	$179,315	$207,388	$184,246	$210,842	$190,569
Segregated funds net assets (1)	126,531	—	114,196	—	108,390	—

Total assets	$332,031	$179,315	$321,584	$184,246	$319,232	$190,569

Segregated funds net assets (1)	$—	$132,124	$—	$117,890	$—	$111,182

(1)	U.S. GAAP terminology is separate accounts.
(continued on next page)
MFC 2005 Q3 Report      29

a) Condensed Consolidated Balance Sheets (continued)

		September 30		December 31		September 30
As at		2005		2004		2004
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Liabilities and equity
Actuarial liabilities and other policy-related benefits	$154,909	$131,962	$157,793	$137,410	$163,301	$142,852
Deferred realized net gains	—	4,327	—	3,667	—	3,508
Bank deposits	5,374	5,374	4,373	4,373	3,920	3,920
Consumer notes	2,912	2,912	2,881	2,881	2,893	2,908
Other liabilities	9,431	6,798	10,024	7,780	8,490	8,548

	$172,626	$151,373	$175,071	$156,111	$178,604	$161,736
Long-term debt	2,490	2,460	2,976	2,948	3,096	3,067
Liabilities for preferred shares and capital instruments	1,916	1,916	1,950	1,950	1,967	1,967
Non-controlling interest in subsidiaries	228	200	134	136	269	271
Segregated funds net liabilities(1)	126,531	—	114,196	—	108,390	—
Common shares, preferred shares, retained earnings, contributed surplus and currency translation account	25,038	23,366	24,414	23,101	24,670	23,528
Accumulated effect of comprehensive income on equity	3,202	—	2,843	—	2,236	—

Total liabilities and equity	$332,031	$179,315	$321,584	$184,246	$319,232	$190,569

Segregated funds net liabilities (1)	$—	$132,124	$—	$117,890	$—	$111,182

(1)	U.S. GAAP terminology is separate accounts.
30      MFC 2005 Q3 Report

b) Condensed Consolidated Statements of Operations

For the nine months ended September 30 (1)		2005		2004
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
Revenue
Premium income	$8,648	$13,783	$7,132	$11,588
Net investment income	8,220	7,199	5,523	5,445
Fee income and other revenue	4,100	3,049	3,002	2,125

Total revenue	$20,968	$24,031	$15,657	$19,158

Policy benefits and expenses
Policyholder benefits	$12,317	$15,017	$9,386	$12,041
Commissions and general expenses	3,182	5,100	2,540	4,125
Amortization of deferred acquisition costs and value of business acquired	843	—	832	—
Other	794	794	570	592

Total policy benefits and expenses	$17,136	$20,911	$13,328	$16,758

Income before income taxes and change in accounting policy	$3,832	$3,120	$2,329	$2,400
Income taxes	(1,036)	(729)	(556)	(610)
Change in accounting policy, net of income taxes	—	—	30	—

Net income	$2,796	$2,391	$1,803	$1,790

Weighted average number of common shares outstanding (in millions) :
Basic	801	801	660	660
Diluted	808	808	666	666
Earnings per share:
Basic	$3.49	$2.97	$2.73	$2.72
Diluted	$3.46	$2.94	$2.71	$2.70

(1)	includes the operations of JHF since April 28, 2004 (see note 3)
MFC 2005 Q3 Report      31

c)	Reconciliation of Canadian GAAP net income and equity to U.S. GAAP net income, comprehensive income and equity

		Net income		Equity
For the nine months ended September 30	2005	2004	2005	2004
Net income and equity determined in accordance with Canadian GAAP	$2,391	$1,790	$23,366	$23,528
Bonds	558	203	4,403	3,720
Mortgages	26	45	107	47
Stocks	(45)	141	1,925	1,996
Real estate	(108)	(72)	(997)	(883)
Other investments	93	(208)	413	260
Actuarial liabilities and policy amounts on deposit	(1,291)	(1,064)	(12,655)	(10,649)
Value of business acquired	(231)	(166)	(773)	(421)
Deferred acquisition costs	1,499	1,068	10,116	8,055
Deferred revenue	114	12	(412)	(682)
Other reconciling items	5	—	(17)	(134)
Future income taxes (1)	(215)	24	(468)	(197)
Change in accounting policy, net of income taxes	—	30	30	30

Net income and equity determined in accordance with U.S. GAAP	$2,796	$1,803	$25,038	$24,670
Effect of unrealized gains and losses on available-for-sale bonds and stocks:
Bonds	(566)	557	3,558	3,460
Stocks	524	(18)	1,899	1,085
Actuarial liabilities	(38)	(44)	(1,469)	(1,254)
Deferred acquisition costs	60	15	(362)	(421)
Deferred revenue	(13)	2	10	24
Value of business acquired	66	—	13	—
Other	(27)	(32)	(77)	(38)
Future income taxes (1)	97	(98)	(889)	(792)
SFAS 133 adjustments	256	240	519	172
Foreign currency translation	(897)	(955)	—	—

Comprehensive income and equity determined in accordance with U.S. GAAP	$2,258	$1,470	$28,240	$26,906

(1)	U.S. GAAP terminology is deferred income taxes.
d)	Business combination with John Hancock Financial Services, Inc.
Effective April 28, 2004, the Company completed a merger with JHF under which MFC became the beneficial owner of all the outstanding common shares of JHF, that were not already beneficially owned by the Company as general fund assets, and JHF became a wholly owned subsidiary of MFC.
The purchase equation with respect to the JHF acquisition was adjusted during the second quarter of 2005 to reflect various items impacting goodwill. The adjustments have increased goodwill under U.S. GAAP by $624 to $6,678. The nature of the adjustments made to the goodwill are explained in note 3.
32      MFC 2005 Q3 Report

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as at the date of acquisition and has been updated for the finalization of the purchase equation in the second quarter.

				Final
	As reported	Fair value	Classification	purchase
As at April 28, 2004	June 2004	adjustments	differences	equation

Assets
Invested assets	$104,974	$(189)	$—	$104,785
Intangible assets	2,041	—	—	2,041
Goodwill	6,054	624	—	6,678
Value of business acquired	5,327	(315)	—	5,012
Reinsurance recoverable	3,010	—	—	3,010
Other assets	4,542	(36)	(395)	4,111

Total assets acquired	$125,948	$84	$(395)	$125,637

Liabilities
Actuarial liabilities and policy-related benefits	$102,132	$310	$(395)	$102,047
Other liabilities	9,746	(226)	—	9,520

Total liabilities assumed	$111,878	$84	$(395)	$111,567

Net assets acquired	$14,070	$—	$—	$14,070

Separate accounts net assets acquired	$31,020	$—	$395	$31,415

Total purchase consideration	$14,070			$14,070

e)	Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company.

The following condensed consolidating financial information, presented in accordance with U.S. generally accepted accounting principles, and the related disclosure have been included in these financial statements in compliance with Regulation S-X of the United States Securities and Exchange Commission (the “Commission”) and in accordance with Rule 12h-5 of the Commission, as these financial statements are incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries.
Effective April 28, 2004, a newly formed wholly owned subsidiary of MFC merged with JHF with the result that MFC became the beneficial owner of all of the outstanding common stock of JHF, and JHF became a wholly owned subsidiary of MFC. See note 3. As a result of the merger, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”), two wholly owned subsidiaries of JHF, became indirect wholly owned subsidiaries of MFC. The results of JHF’s operations have not been included in these condensed consolidated financial statements for periods prior to the merger.
The Variable Company sells deferred annuity contracts that feature a market value adjustment that are registered with the Commission. The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. The Variable Company refers to these fixed investment period options that contain a market value adjustment feature as “MVAs.”
MFC 2005 Q3 Report      33

On December 30, 2002, JHF fully and unconditionally guaranteed the Variable Company’s obligation to pay amounts due under any MVA that was outstanding on or following such date on transfer, withdrawal, surrender, maturity or annuitization of such MVA. On June 29, 2005, the Commission declared effective a joint registration statement filed by MFC and the Variable Company relating to MVAs to be sold on or after June 29, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Variable Company under then outstanding MVAs. JHF will continue to guarantee MVAs that were outstanding before June 29, 2005, and JHF and MFC will be jointly and severally liable under such guarantees. However, JHF will not guarantee MVAs issued on or after June 29, 2005.
The Life Company sells medium term notes to retail investors under its SignatureNotes program. The SignatureNotes are also registered with the Commission. On July 8, 2005, the Commission declared effective a joint registration statement filed by MFC and the Life Company relating to SignatureNotes to be issued by the Life Company on or after July 8, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Life Company under then outstanding SignatureNotes.
MFC’s guarantees of the SignatureNotes and MVAs are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes and MVAs.
The laws of the State of New York and the Commonwealth of Massachusetts govern MFC’s guarantees of the SignatureNotes and MVAs, respectively, and MFC has consented to the jurisdiction of the courts of such jurisdictions. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes and MVAs, respectively.
Both MFC and JHF are insurance and bank holding companies. The assets of MFC and JHF consist primarily of the outstanding capital stock of their subsidiaries and investments in other international subsidiaries. Each company’s cash flows primarily consist of dividends from its operating subsidiaries, offset by expenses and shareholder dividends and stock repurchases for MFC, and dividends to MFC and operating expenses for JHF. As a holding company, each company’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.
These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC or JHF, as applicable. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the Insurance Companies Act (Canada) (the “ICA”) on their ability to declare and pay dividends. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing the company is, or the payment of the dividend would cause the company to be, in contravention of any regulation under the ICA regarding the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity or any direction to the company made by the Superintendent of Financial Institutions (Canada) (the “Superintendent”) pursuant to subsection
34      MFC 2005 Q3 Report

515(3) of the ICA regarding its capital or liquidity. Dividends exceeding retained net income for the two preceding financial years plus net income for the year to the day of declaration of the dividend require approval of the Superintendent. There is currently no direction against paying a dividend that is applicable to any of MFC’s subsidiaries that are subject to the ICA. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least ten days prior to the date fixed for its payment.
In the United States, insurance laws in Michigan, Delaware, New York, Massachusetts and Vermont, the jurisdictions in which certain U.S. insurance company subsidiaries of MFC and JHF are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These laws prohibit the payment of dividends or other distributions or loans to shareholders which may result in the failure to maintain adequate capital and liquidity levels, either by imposing specific financial tests that must be met in order for dividends or other distributions to be paid without regulatory consent or by giving the state insurance regulator broad discretion to disapprove any proposal to pay a dividend or other distribution.
In Asia, the insurance laws of the jurisdictions in which MFC and JHF operate either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.
Generally, there can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair each of MFC’s or JHF’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.
The following condensed consolidating financial information, presented in accordance with U.S. GAAP, is provided in compliance with Regulation S-X of the Commission and in accordance with Rule 12h-5 of the Commission.
MFC 2005 Q3 Report      35

Condensed Consolidating Balance Sheet

				John
			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
As at September 30, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Assets
Invested assets	$10	$74	$67,371	$6,844	$97,683	$—	$171,982
Investments in unconsolidated subsidiaries	30,819	14,927	4,163	157	—	(50,066)	—
Other assets	1,765	115	13,838	3,240	27,766	(13,206)	33,518
Separate account assets	—	—	12,178	8,593	105,760	—	126,531

Total assets	$32,594	$15,116	$97,550	$18,834	$231,209	$(63,272)	$332,031

Liabilities and equity
Actuarial liabilities and other policy-related benefits	$—	$—	$64,828	$6,774	$86,247	$(2,940)	$154,909
Consumer notes	—	—	2,912	—	—	—	2,912
Other liabilities	4,010	68	4,731	929	14,195	(9,128)	14,805
Long-term debt	—	1,333	607	—	1,953	(1,403)	2,490
Liabilities for preferred shares and capital instruments	344	—	—	—	1,572	—	1,916
Non-controlling interest in subsidiaries	—	—	—	—	222	6	228
Separate account liabilities	—	—	12,178	8,593	105,760	—	126,531
Shareholders’ equity	28,240	13,715	12,294	2,538	21,260	(49,807)	28,240

Total liabilities and shareholders’ equity	$32,594	$15,116	$97,550	$18,834	$231,209	$(63,272)	$332,031

36      MFC 2005 Q3 Report

Condensed Consolidating Balance Sheet

				John
			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
	Corporation	Financial	Company	Company	Other	Consolidation	Financial
As at September 30, 2004	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Assets
Invested assets	$2	$18	$77,300	$6,706	$93,608	$150	$177,784
Investments in unconsolidated subsidiaries	25,623	15,521	4,463	169	—	(45,776)	—
Other assets	2,763	140	13,861	2,744	22,356	(8,806)	33,058
Separate account assets	—	—	13,913	8,537	85,940	—	108,390

Total assets	$28,388	$15,679	$109,537	$18,156	$201,904	$(54,432)	$319,232

Liabilities and equity
Actuarial liabilities and other policy-related benefits	$—	$—	$73,870	$6,581	$85,680	$(2,830)	$163,301
Consumer notes	—	—	2,893	—	—	—	2,893
Other liabilities	1,138	601	5,235	519	10,537	(5,620)	12,410
Long-term debt	—	1,146	684	—	1,741	(475)	3,096
Liabilities for preferred shares and capital instruments	344	—	—	—	1,623	—	1,967
Non-controlling interest in subsidiaries	—	—	—	—	302	(33)	269
Separate account liabilities	—	—	13,913	8,537	85,940	—	108,390
Shareholders’ equity	26,906	13,932	12,942	2,519	16,081	(45,474)	26,906

Total liabilities and shareholders’ equity	$28,388	$15,679	$109,537	$18,156	$201,904	$(54,432)	$319,232

MFC 2005 Q3 Report      37

Condensed Consolidating Statement of Operations

				John
			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
For the nine months	Corporation	Financial	Company	Company	Other	Consolidation	Financial
ended September 30, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Revenue
Premium income	$—	$—	$1,698	$70	$6,911	$(31)	$8,648
Net investment income	2	3	3,133	267	4,882	(67)	8,220
Fee income and other revenue	35	—	260	373	3,725	(293)	4,100

Total revenue	$37	$3	$5,091	$710	$15,518	$(391)	$20,968

Policy benefits and expenses
Policyholder benefits	$—	$—	$3,488	$367	$8,891	$(429)	$12,317
Commissions and general expenses	25	47	591	36	2,904	(421)	3,182
Amortization of deferred acquisition costs and value of business acquired	—	—	130	23	690	—	843
Other	34	36	235	27	506	(44)	794

Total policy benefits and expenses	$59	$83	$4,444	$453	$12,991	$(894)	$17,136

Income (loss) before income taxes	$(22)	$(80)	$647	$257	$2,527	$503	$3,832
Income tax (expense) recovery	5	28	(210)	(84)	(592)	(183)	(1,036)

Income (loss) after income taxes	$(17)	$(52)	$437	$173	$1,935	$320	$2,796
Equity in net income of unconsolidated subsidiaries	2,813	739	232	3	—	(3,787)	—

Net income	$2,796	$687	$669	$176	$1,935	$(3,467)	$2,796

38     MFC 2005 Q3 Report

Condensed Consolidating Statement of Operations

				John
			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
For the nine months	Corporation	Financial	Company	Company	Other	Consolidation	Financial
ended September 30, 2004(1)	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Revenue
Premium income	$—	$—	$1,010	$37	$6,085	$—	$7,132
Net investment income	2	—	1,422	114	3,985	—	5,523
Fee income and other revenue	47	—	162	199	2,749	(155)	3,002

Total revenue	$49	$—	$2,594	$350	$12,819	$(155)	$15,657

Policy benefits and expenses
Policyholder benefits	$—	$—	$1,911	$165	$7,310	$—	$9,386
Commissions and general expenses	19	23	292	41	2,326	(161)	2,540
Amortization of deferred acquisition costs and value of business acquired	—	—	108	20	704	—	832
Other	—	18	46	15	491	—	570

Total policy benefits and expenses	$19	$41	$2,357	$241	$10,831	$(161)	$13,328

Income (loss) before income taxes and change in accounting policy	$30	$(41)	$237	$109	$1,988	$6	$2,329
Income tax (expense) recovery	(12)	11	(29)	(36)	(489)	(1)	(556)
Change in accounting policy, net of income taxes	—	—	—	—	30	—	30

Income (loss) after income taxes and change in accounting policy	$18	$(30)	$208	$73	$1,529	$5	$1,803
Equity in net income of unconsolidated subsidiaries	1,785	431	104	1	—	(2,321)	—

Net income	$1,803	$401	$312	$74	$1,529	$(2,316)	$1,803

(1)	includes the operations of JHF since April 28, 2004 (see note 3)
MFC 2005 Q3 Report     39

Condensed Consolidating Statement of Cash Flows

				John
			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
For the nine months	Corporation	Financial	Company	Company	Other	Consolidation	Financial
ended September 30, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income	$2,796	$687	$669	$176	$1,935	$(3,467)	$2,796
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(2,813)	(739)	(232)	(3)	—	3,787	—
Increase in actuarial liabilities and policy-related items	—	—	1,303	484	2,265	(429)	3,623
Net realized investment gains and other investment items	—	—	(329)	(19)	(899)	61	(1,186)
Capitalized amounts net of amortization of deferred acquisition costs and value of business acquired	—	—	(57)	(129)	(1,080)	—	(1,266)
Amortization of premium/discount	—	—	375	46	45	—	466
Other amortization	—	—	28	—	85	—	113
Future income tax expense (recovery)	(5)	(29)	223	89	325	184	787
Stock-based compensation	—	—	5	—	19	—	24
Non-controlling interest in subsidiaries	—	—	6	—	9	—	15

Net income (loss) adjusted for non-cash items	$(22)	$(81)	$1,991	$644	$2,704	$136	$5,372
Change in other operating assets and liabilities	34	(8)	(34)	(185)	(142)	(136)	(471)

Cash provided by (used in) operating activities	$12	$(89)	$1,957	$459	$2,562	$—	$4,901

Investing activities
Purchase and mortgage advances	$—	$—	$(9,374)	$(1,891)	$(28,097)	$—	$(39,362)
Disposals and repayments	—	21	11,532	1,494	24,790	—	37,837
Capital contribution to unconsolidated subsidiaries	—	(387)	—	—	—	387	—
Subscription of affiliated subordinate debt	(7)	(156)	—	—	163	—	—
Dividends from unconsolidated subsidiary	4	570	—	—	—	(574)	—
Redemption of preferred shares issued by a subsidiary	1,100	—	—	—	—	(1,100)	—

Cash provided by (used in) investing activities	$1,097	$48	$2,158	$(397)	$(3,144)	$(1,287)	$(1,525)

(continued on next page)
40     MFC 2005 Q3 Report

Condensed Consolidating Statement of Cash Flows (continued)

				John
			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
For the nine months	Corporation	Financial	Company	Company	Other	Consolidation	Financial
ended September 30, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$—	$—	$—	$—	$(414)	$—	$(414)
Dividends paid to parent	—	—	(570)	—	(4)	574	—
Capital contributions received from parent	—	—	387	—	—	(387)	—
Repayment of long-term debt, net	—	—	—	—	(369)	—	(369)
Net redemptions in Guaranteed and Structured Financial Products’ institutional products	—	—	(3,781)	—	—	—	(3,781)
Bank deposits, net	—	—	—	—	1,023	—	1,023
Consumer notes issued, net	—	—	160	—	—	—	160
Preferred share dividends	(9)	—	—	—	—	—	(9)
Common share dividends	(689)	—	—	—	—	—	(689)
Increase in notes payable to subsidiary	2,221	—	—	—	—	(2,221)	—
Increase in notes receivable from subsidiary	(2,011)	—	—	—	—	2,011	—
Increase in notes payable to parent	—	—	—	—	2,011	(2,011)	—
Increase in notes receivable from parent	—	—	—	—	(2,221)	2,221	—
Increase in notes receivable from affiliates	—	—	—	—	(387)	387	—
Increase in notes payable to affiliates	—	387	—	—	—	(387)	—
Repaid funds, net	—	(281)	—	—	(1)	—	(282)
Purchase and cancellation of common shares	(1,106)	—	—	—	—	—	(1,106)
Preferred shares redeemed by a subsidiary	—	—	—	—	(1,100)	1,100	—
Common shares issued on exercise of options	151	—	—	—	—	—	151
Preferred shares issued, net	344	—	—	—	—	—	344

Cash (used in) provided by financing activities	$(1,099)	$106	$(3,804)	$—	$(1,462)	$1,287	$(4,972)

(continued on next page)
MFC 2005 Q3 Report     41

Condensed Consolidating Statement of Cash Flows (continued)

				John
			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
For the nine months	Corporation	Financial	Company	Company	Other	Consolidation	Financial
ended September 30, 2005	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Cash and short-term investments
Increase (decrease) during the period	$10	$65	$311	$62	$(2,044)	$—	$(1,596)
Currency impact on cash and short-term investments	—	—	(37)	(4)	(177)	—	(218)
Balance, January 1	—	9	977	104	7,133	—	8,223

Balance, September 30	$10	$74	$1,251	$162	$4,912	$—	$6,409

Cash and short-term investments
Beginning of period
Gross cash and short-term investments	$—	$9	$977	$104	$7,469	$—	$8,559
Net payments in transit, included in other liabilities	—	—	—	—	(336)	—	(336)

Net cash and short-term investments, January 1	$—	$9	$977	$104	$7,133	$—	$8,223

End of period
Gross cash and short-term investments	$10	$74	$1,251	$162	$5,299	$—	$6,796
Net payments in transit, included in other liabilities	—	—	—	—	(387)	—	(387)

Net cash and short-term investments, September 30	$10	$74	$1,251	$162	$4,912	$—	$6,409

42     MFC 2005 Q3 Report

Condensed Consolidating Statement of Cash Flows

				John
			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
For the nine months	Corporation	Financial	Company	Company	Other	Consolidation	Financial
ended September 30, 2004(1)	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income	$1,803	$401	$312	$74	$1,529	$(2,316)	$1,803
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(1,785)	(431)	(104)	(1)	—	2,321	—
Increase in actuarial liabilities and policy-related items	—	—	231	338	2,159	—	2,728
Net realized investment (gains) losses and other investment items	—	—	251	21	(909)	—	(637)
Capitalized amounts net of amortization of deferred acquisition costs and value of business acquired	—	—	(22)	(75)	(826)	—	(923)
Amortization of premium/discount	—	—	219	44	63	—	326
Other amortization	—	—	5	2	55	—	62
Future income tax expense (recovery)	12	(68)	34	(3)	417	—	392
Stock-based compensation	—	—	3	1	14	—	18
Non-controlling interest in subsidiaries	—	—	—	—	8	—	8

Net income (loss) adjusted for non-cash items	$30	$(98)	$929	$401	$2,510	$5	$3,777
Change in other operating assets and liabilities	(140)	(190)	256	17	(233)	(5)	(295)

Cash (used in) provided by operating activities	$(110)	$(288)	$1,185	$418	$2,277	$—	$3,482

(1)	includes the operations of JHF since April 28, 2004 (see note 3)
(continued on next page)
MFC 2005 Q3 Report     43

Condensed Consolidating Statement of Cash Flows (continued)

				John
			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
For the nine months	Corporation	Financial	Company	Company	Other	Consolidation	Financial
ended September 30, 2004(1)	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Investing activities
Purchase and mortgage advances	$—	$(350)	$(4,466)	$(560)	$(29,526)	$316	$(34,586)
Disposals and repayments	—	5	4,610	343	28,736	(313)	33,381
Cash paid on acquisition of business	—	—	—	—	(44)	44	—
Purchase of preferred shares of an unconsolidated subsidiary	(10)	—	—	—	—	10	—
Capital contribution to unconsolidated subsidiaries	—	(13)	—	—	—	13	—
Cash received on sale of business	—	44	—	—	—	(44)	—
Cash received as part of acquisition of John Hancock Financial Services, Inc.	—	—	—	—	—	2,594	2,594
Dividends from unconsolidated subsidiary	—	27	—	—	—	(27)	—

Cash (used in) provided by investing activities	$(10)	$(287)	$144	$(217)	$(834)	$2,593	$1,389

(1)	includes the operations of JHF since April 28, 2004 (see note 3)
(continued on next page)
44     MFC 2005 Q3 Report

Condensed Consolidating Statement of Cash Flows(continued)

				John
			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
For the nine months	Corporation	Financial	Company	Company	Other	Consolidation	Financial
ended September 30, 2004(1)	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$—	$—	$—	$—	$(212)	$—	$(212)
Dividends paid to parent	—	—	—	—	(27)	27	—
Capital contributions received from parent	—	—	—	—	13	(13)	—
Issue of long-term debt, net of repayments	—	—	—	(105)	32	105	32
Net redemptions in Guaranteed and Structured Financial Products’ institutional products	—	—	(2,613)	—	—	—	(2,613)
Bank deposits, net	—	—	—	—	856	—	856
Consumer notes issued, net	—	—	422	—	—	—	422
Common share dividends	(478)	—	—	—	—	—	(478)
Increase in notes payable to subsidiary	1,053	—	—	—	—	(1,053)	—
Increase in notes receivable from subsidiary	(792)	—	—	—	—	792	—
Increase in notes payable to parent	—	—	—	—	792	(792)	—
Increase in notes receivable from parent	—	—	—	—	(1,053)	1,053	—
Increase in notes receivable from affiliates	—	—	—	—	(461)	461	—
Increase in notes payable to affiliates	—	355	—	—	106	(461)	—
Borrowed funds (repaid), net	—	241	—	—	(3)	—	238
Purchase and cancellation of common shares	(202)	—	—	—	—	—	(202)
Common shares issued on exercise of options	540	—	—	—	—	—	540
Preferred shares issued by a subsidiary	—	—	—	—	10	(10)	—
Sale of preferred shares of a subsidiary	—	—	—	—	62	—	62

Cash provided by (used in) financing activities	$121	$596	$(2,191)	$(105)	$115	$109	$(1,355)

(1)	includes the operations of JHF since April 28, 2004 (see note 3)
(continued on next page)
MFC 2005 Q3 Report     45

Condensed Consolidating Statement of Cash Flows (continued)

				John
			John	Hancock
	Manulife	John	Hancock	Variable			Consolidated
	Financial	Hancock	Life Insurance	Life Insurance			Manulife
For the nine months	Corporation	Financial	Company	Company	Other	Consolidation	Financial
ended September 30, 2004(1)	(Guarantor)	Services, Inc.	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Cash and short-term investments
Increase (decrease) during the period	$1	$21	$(862)	$96	$1,558	$2,702	$3,516
Currency impact on cash and short-term investments	—	—	(154)	—	(95)	—	(249)
Balance, January 1	—	3	2,166	3	6,084	(2,702)	5,554

Balance, September 30	$1	$24	$1,150	$99	$7,547	$—	$8,821

Cash and short-term investments
Beginning of period
Gross cash and short-term investments	$—	$3	$2,166	$3	$6,407	$(2,702)	$5,877
Net payments in transit, included in other liabilities	—	—	—	—	(323)	—	(323)

Net cash and short-term investments, January 1	$—	$3	$2,166	$3	$6,084	$(2,702)	$5,554

End of period
Gross cash and short-term investments	$1	$24	$1,150	$99	$7,832	$—	$9,106
Net payments in transit, included in other liabilities	—	—	—	—	(285)	—	(285)

Net cash and short-term investments, September 30	$1	$24	$1,150	$99	$7,547	$—	$8,821

(1)	includes the operations of JHF since April 28, 2004 (see note 3)
Note 14 ☐ Comparatives
Certain comparative amounts have been reclassified to conform with the current period’s presentation.
46     MFC 2005 Q3 Report

Statistical Summary
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

			2005		2004
	Q3	Q2	Q1	Q4	Q3

Net income	$747	$844	$800	$761	$713
Less: net income (loss) attributed to participating policyholders	1	5	(1)	5	—

Net income attributed to shareholders	$746	$839	$801	$756	$713
Preferred share dividends	(4)	(4)	(1)	—	—

Net income available to common shareholders	$742	$835	$800	$756	$713

Premiums and deposits:
Life and health insurance premiums	$3,812	$3,670	$3,466	$3,714	$3,847
Annuity and pension premiums	1,117	913	805	985	1,041
Segregated fund deposits	8,224	7,285	7,433	6,477	6,451
Mutual fund deposits	1,856	1,661	2,288	2,169	1,334
ASO premium equivalents	512	549	527	527	501
Other fund deposits	223	261	322	300	323

Total premiums and deposits	$15,744	$14,339	$14,841	$14,172	$13,497

Funds under management:
General fund	$164,187	$170,432	$168,545	$169,142	$174,347
Segregated funds	132,124	128,730	120,814	117,890	111,182
Mutual funds	33,829	35,137	34,192	34,474	33,395
Other funds	29,754	29,704	26,638	26,171	27,217

Total funds under management	$359,894	$364,003	$350,189	$347,677	$346,141

Capitalization:
Long—term debt	$2,460	$2,597	$2,902	$2,948	$3,067
Liabilities for preferred shares and capital instruments	1,916	1,961	1,940	1,950	1,967
Non—controlling interest in subsidiaries	200	148	142	136	271
Equity
Participating policyholders’ equity	165	164	149	150	145
Shareholders’ equity
Preferred shares	344	344	344	—	—
Common shares	14,485	14,528	14,593	14,646	14,714
Contributed surplus	92	97	98	102	111
Retained earnings and currency translation account	8,280	9,010	8,459	8,203	8,558

Total capital	$27,942	$28,849	$28,627	$28,135	$28,833

Selected key performance measures:
Basic earnings per common share	$0.93	$1.05	$0.99	$0.93	$0.88
Diluted earnings per common share	$0.92	$1.04	$0.98	$0.92	$0.87
Return on common shareholders’ equity(annualized)	12.7%	14.3%	14.1%	13.0%	12.0%
Book value per common share	$28.82	$29.64	$28.84	$28.42	$28.78
Market value to book value ratio	2.15	1.97	2.00	1.95	1.93
Market capitalization($ billions)	49.2	46.7	46.4	44.7	45.0
Common shares outstanding(in millions)
End of period	793	797	803	808	813
Weighted average — basic	796	799	806	810	811
Weighted average — diluted	804	806	814	818	819
MFC 2005 Q3 Report     47

Shareholder Information
Manulife Financial
Corporation Head Office
200 Bloor Street East
Toronto, ON Canada M4W1E5
Tel: (416) 926-3000
Web site: www.manulife.com
Investor Relations
Manulife Financial Corporation
Investor Relations Department
200 Bloor Street East
South Tower, 11th Floor
Toronto, ON Canada M4W 1E5
Tel: 1-800-795-9767
Fax: (416) 926-3503
e-mail: investor_relations@manulife.com
Transfer Agent and Registrar
Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.
Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: (416) 643-6268
Toll Free: 1-800-783-9495
Fax: 1-877-713-9291
e-mail: inquiries@cibcmellon.com
CIBC Mellon offices are also available in Montreal, Halifax, Winnipeg, Vancouver and Calgary.
Transfer Agent in the United States
Mellon Investor Services
P.O. Box 3420, South Hackensack, NJ
07606-3420 U.S.A.
Tel: 1-800-249-7702
e-mail: shrrelations@mellon.com
Transfer Agent in Hong Kong
Computershare Hong Kong Investor Services Limited
46thFloor, Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City Philippines
Tel: (632) 683-2685
Auditors
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
MFC Annual Report and Proxy Circular
This Report to Shareholders is also available online at www.manulife.com
Ratings
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth.
As at September 30, 2005, Manulife Financial had total capital of Cdn $27.9 billion, including Cdn $22.9 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best	A++	(1st of 16 categories)
Dominion Bond
Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA+	(2nd of 24 categories)
Moody’s	Aa2	(3rd of 21 categories)
Standard & Poor’s	AA+	(2nd of 21 categories)

Common Stock Trading Data
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the third quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 0945.
As at November 8, 2005, there were 792 million common shares outstanding.

	Toronto	New york	Hong kong	Philippines
July 1- September 30, 2005	Canadian $	United States $	Hong KOng $	Philippine $

High	$63.75	$53.71	$410	P	2950
Low	$58.35	$46.91	$366	P	2800
Close	$62.00	$53.32	$408	P	2920
Average Daily Volume (000)	1,390	329	20		1

48    MFC 2005 Q3 Report

www.manulife.com

Manulife Financial Corporation

Head Office	Investor Relations
200 Bloor Street East	Tel: 1-800-795-9767
Toronto, ON, Canada M4W 1E5	Fax: (416) 926-3503
Tel: (416) 926-3000	E-mail: investor_relations@manulife.com
The following Manulife Financial documents are available online at www.manulife.com
•	Annual Report and Proxy Circular

•	Notice of Annual Meeting

•	Shareholder Reports

•	Public Accountability Statement

•	Corporate Governance material
Manulife Financial and the block design are registered service marks and trademarks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.

Electronic documents available from Manulife Financial
Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.
The Manulife Financial documents available electronically are:
•	Annual Report and Proxy Circular

•	Notice of Annual Meeting

•	Shareholder Reports

•	Public Accountability Statement

•	Corporate Governance material
These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.
We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.
Computer Requirements: To view, download or save the documents, you will need a personal computer with a minimum of 486/33 processor (or Macintosh LCIII) with at least 16 MB of RAM, Windows 3.1, access to an Internet Services Provider with Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher) and an Acrobat Reader 3.0 (or higher) to read the material. A link will be provided to allow downloading of Acrobat Reader if you do not already have it installed.
You can change or revoke this consent or request a paper copy of the documents at any time by notifying Manulife’s transfer agent at the locations shown on page 48.
YOU CAN REGISTER FOR THIS SERVICES ONLINE OR COMPLETE THE FORM ON THE REVERSE AND RETURN BY MAIL TO OUR TRANSFER AGENT (FOR ONLINE ACCESS AND MAIL ADDRESSES PLEASE SEE PAGE 48).
Consent to receive documents electronically
To receive documents electronically when they are available through Manulife Financial’s electronic delivery service, complete this form and return it as indicated.
I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial’s Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.
Please note: We will contact you by phone only if there is a problem with your email address.
The information provided is confidential and will not be used for any purpose other than that described.

Please Print

Shareholder Name

Contact Phone Number

Shareholder e-mail Address

Shareholder Signature

Date